March 10, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:    Nuveen Investment Trust II

          Registration Statement on Form N-14

          (File No. 333-157062)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 2. to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of March 11, 2009 or as soon thereafter as practicable.

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Sincerely,

NUVEEN INVESTMENT TRUST II

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary

NUVEEN INVESTMENTS, LLC

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Managing Director